SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  April 26, 2010

Latin America’s Beverage Leader

FEMSA Grows Operating Income 9.8% in 1Q10
Monterrey, Mexico, April 26, 2010 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the first quarter.
First Quarter 2010 Highlights:
• Consolidated total revenues and income from operations grew 6.2% and 9.8%, respectively, compared to the first quarter 2009, in spite of a challenging economic environment.
• Coca-Cola FEMSA total revenues and income from operations increased 4.7% and 6.4%, respectively. Double-digit income from operations growth in Latincentro and Mercosur divisions drove these results.
•
FEMSA Cerveza income from operations increased 12.7%. Top-line growth mainly due to higher price per hectoliter in Mexico and strong volume growth in Brazil, combined with lower cost pressures, resulted in an operating margin expansion of 70 basis points.

• FEMSA Comercio continued its pace of strong growth and margin expansion. Income from operations increased 28.7%, resulting in an operating margin expansion of 50 basis points.
José Antonio Fernández, Chairman and CEO of FEMSA, commented: “The first quarter of 2010 demonstrated once again the strength of our diversified platform.  While beverage consumers in Mexico were pressured by prevailing macroeconomic challenges, compounded by incremental taxes and affected by cold weather, we saw very solid numbers come out of our South American operations.  While comparable sales growth was negative in FEMSA Comercio’s northern border Mexican markets, we saw healthy trends in the center and south.  And so, today we are able to report a solid set of numbers, with meaningful growth in operating income as well as margin expansion at every one of our businesses.

In addition to that, today we are well on our way to closing the strategic Heineken transaction.  Heineken shareholders have already voted in favor of the operation, most relevant regulators have signaled the green light as well, and later today we expect the shareholders of FEMSA to approve the transaction.  And so, we are almost at the starting point of a new stage for our company, one that fills us with optimism and enthusiasm.  We stand ready and energized to continue driving FEMSA along a path of long-term growth and value creation.  And we hope you come along for the ride.”

FEMSA Consolidated

As of March 31, 2010 the Mexican Peso and Brazilian Real appreciated approximately 13% and 23% respectively, against the US dollar as compared to the same period of 2009. During the same period, the Mexican Peso depreciated approximately 13% against the Brazilian Real.

Total revenues increased 6.2% compared to 1Q09 to Ps. 46.132 billion. FEMSA Comercio accounted for more than 60% of the incremental consolidated revenues, while Coca-Cola FEMSA and FEMSA Cerveza provided the balance.

Gross profit increased 5.9% compared to 1Q09 to Ps. 20.448 billion in 1Q10. Gross margin decreased 10 basis points compared to the same period in 2009 to 44.3% of total revenues. FEMSA Comercio and FEMSA Cerveza gross profit improvement more than offset raw material cost pressures at Coca-Cola FEMSA, driven largely by year-over-year increases in raw materials, especially sweetener costs, which were partially offset by the appreciation of local currencies as applied to our US dollar-denominated inputs.

Income from operations increased 9.8% to Ps. 5.272 billion in 1Q10 as compared to the same period in 2009. Coca-Cola FEMSA accounted for more than 45% of the incremental income from operations, while FEMSA Comercio accounted approximately 30% and FEMSA Cerveza provided the balance. Consolidated operating margin increased 30 basis points compared to 1Q09 to 11.4% of total revenues, due mainly to operating margin improvement at FEMSA Cerveza and FEMSA Comercio.

Net income increased two-fold compared to 1Q09 to Ps. 3.092 billion in 1Q10, driven mainly by lower integral result of financing during the quarter. This decrease resulted largely from a lower interest expense, a gain on certain derivative instruments over a low comparison base in the same period of 2009 and a lower foreign exchange non-cash loss. The effective income tax rate was 26.9% in 1Q10 due to a higher income before tax base.

Net majority income for 1Q10 resulted in Ps. 0.56 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 0.45 for the quarter.

Capital expenditures remain flat over 1Q09 to Ps. 2.230 billion in 1Q10, driven by the rationalization of investments in FEMSA Cerveza, which offset higher manufacturing investments at Coca-Cola FEMSA and the incremental investments in FEMSA Comercio related to store expansion.

Our consolidated balance sheet as of March 31, 2010, recorded a cash balance of Ps. 21.622 billion (US$ 1.758 billion), an increase of Ps. 8.813 billion (US$ 717 million) compared to the same period in 2009, reflecting strong cash generation at all of our operations, particularly at Coca-Cola FEMSA. Short-term debt was Ps. 6.403 billion (US$ 521 million), while long-term debt was Ps. 39.752 billion (US$ 3.232 billion). During this quarter, Coca-Cola FEMSA placed a 10-year bond, which was used for short-term debt refinancing. Our net debt decreased by Ps. 9.758 billion (US$ 793 million) for a net debt balance of Ps. 24.533 billion (US$ 1.994 billion). Once the Heineken transaction closes, FEMSA will have a net debt position of approximately zero.

As a matter of policy, FEMSA follows what it considers to be a conservative approach with respect to its leverage position and seeks to maintain low leverage ratios. FEMSA also seeks to manage risk through derivative instruments, through which it aims to minimize the volatility and uncertainty of operating results by hedging interest rates, foreign exchange rates and the prices of certain raw materials.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of April 26, 2010 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

April 26, 2010

Beer – FEMSA Cerveza

Mexico sales volume decreased 6.0% to 5.523 million hectoliters in 1Q10, in the context of a still challenging economic environment accentuated by incremental taxation and strong price increases implemented during the beginning of the year. Mexico price per hectoliter increased 9.8% over 1Q09 to Ps. 1,191.5 in 1Q10. Mexico beer revenues increased 3.2% over 1Q09 driven by the robust price increases implemented during the quarter which offset the decrease in volumes.

Brazil sales volume increased 10.4% in 1Q10, to 2.706 million hectoliters, driven by a solid performance of Kaiser brand and double-digit growth from the Heineken brand. Brazil price per hectoliter calculated in Mexican pesos increased 9.8% to Ps. 744.4 compared to the same period in 2009, driven by the appreciation of the Brazilian Real. Price per hectoliter in local currency decreased 3.9% compared to 1Q09. Brazil beer revenues were up 21.2% in Mexican pesos over 1Q09 due to a positive exchange rate translation effect and strong volume growth.

Export sales volume increased 0.8% in 1Q10 to 792 thousand hectoliters, reflecting a still-challenging economic environment across our export markets, as well as volumes working through wholesaler inventory build up, mainly for our Tecate brand in the US. Export price per hectoliter in Mexican pesos decreased 10.6% to Ps. 1,248.2 in 1Q10 as compared with 1Q09. In US dollar terms, price per hectoliter increased 1.3% due to a favorable brand mix shift to higher-priced Dos Equis, which again grew in the double digits. As a result, Export beer revenues decreased 9.9% over 1Q09 reflecting the appreciation of the Mexican peso against the US dollar.

Total revenues increased 3.8% over 1Q09 to Ps. 10.433 billion in 1Q10. Strong average price per hectoliter in Mexico and sales volume increase in Brazil drove these results. Mexican beer sales represented 68.7% of total beer revenues, while Brazil and Export beer sales reached 21.0% and 10.3% of total beer revenues, respectively in 1Q10.

Cost of sales was Ps. 5.230 billion in 1Q10, an increase of 2.4% compared with 1Q09, reflecting the combined effect of the increase in cost of certain raw materials and the translation effect resulting from the depreciation of the Mexican peso against the Brazilian Real, partially offset by the appreciation of local currencies. Gross profit increased 5.2% over 1Q09 to Ps. 5.203 billion in 1Q10, as a percentage of revenues gross margin expanded 70 basis points from 49.2% in 1Q09 to 49.9% in 1Q10.

Income from operations increased 12.7% compared with 1Q09 to Ps. 887 million in 1Q10. Operating expenses increased by 3.8%, in line with total revenues growth. Administrative expenses increased over total revenues growth, due in part to a low comparison base in 1Q09, driven by tight expense-containment initiatives that were broadly implemented last year. Selling expenses increased slightly compared to 1Q09, due mainly to brand-marketing expenditures in anticipation of the World-Cup and other advertisement campaigns. As a percentage of revenues, operating margin increased by 70 basis points.

FEMSA Comercio

Total revenues increased 14.3% compared to 1Q09 to Ps. 13.485 billion in 1Q10 mainly driven by the opening of 158 net new stores in the quarter, for a total increase of 950 net new stores in the last twelve months. As of March 31, 2010, FEMSA Comercio had a total of 7,492 convenience stores in Mexico, well on track to meet the objective for the year. Same-store sales increased an average of 3.0% for the quarter over 1Q09, driven by a 2.2% increase in store traffic and 0.4% increase in the average customer ticket. During the quarter, the same-store sales, ticket and traffic dynamics continued to reflect a smaller effect from the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the electronic recharge. On a comparable basis excluding this change, the average ticket would have grown in the low-single digits in 1Q10.

April 26, 2010

Gross profit increased by 17.5% in 1Q10 compared to 1Q09, resulting in a 90 basis point gross margin expansion to reach 31.0% of total revenues. This increase reflects a positive mix shift due to the growth of higher margin categories, a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and to a lesser extent, the continued mix shift towards electronic air-time recharges as described above.

Income from operations increased 28.7% over 1Q09 to Ps. 619 million in 1Q10. Operating expenses increased 15.7% to Ps. 3,558 million, largely driven by the growing number of stores which were partially compensated by broad expense-containment initiatives at the store level as well as by scale-driven efficiencies. As a result, operating margin expanded 50 basis points over 1Q09 reaching 4.6% of total revenues.

Recent Developments

On March 10, 2010, FEMSA announced that subsidiaries of FEMSA have signed an agreement with subsidiaries of The Coca-Cola Company (NYSE: KO) to amend the Shareholders Agreement for Coca-Cola FEMSA, S.A.B. de C.V. ("Coca-Cola FEMSA") (NYSE: KOF, BMV: KOFL). The main purpose of the amendment is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, as well as the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA shall only require a simple majority vote of the board of directors. Decisions related to extraordinary matters (such as business acquisitions or combinations, among others), shall continue requiring of the vote of the majority of the board of directors, including the affirmative vote of two of the members appointed by The Coca-Cola Company. The amendment was approved at Coca-Cola FEMSA’s extraordinary shareholders meeting on April 14, 2010, and  is reflected in the by-laws of Coca-Cola FEMSA.

On March 29, 2010, FEMSA announced that the Comisión Federal de Competencia, Mexico's anti-trust regulator, has approved without reservation the strategic exchange of 100% of the shares of the beer operations owned by FEMSA for an interest in Heineken (HEIA.NA; HEIN.AS; HEIO.NA; HEIO.AS), under the terms described in FEMSA's disclosure of January 11, 2010. Hart-Scott-Rodino approval has also been granted by the relevant trade authorities in the United States.

On April 14, 2010, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2009, the declaration of dividends corresponding to fiscal year 2009 and the composition of the Board of Directors and Committees for 2010. Shareholders approved the payment of a cash dividend in the amount of approximately Ps. 2,604 million. The dividend will be paid as of April 26, 2010, in the amount of Ps. 1.41 per each ordinary share, equivalent to Ps. 14.10 per ADS.

On April 22, 2010, Heineken N.V. and Heineken Holding N.V. held their Annual General Meeting of Shareholders (AGM) and approved the acquisition of 100% of the shares of the beer operations owned by FEMSA, under the terms announced on January 11, 2010. The AGM of Heineken appointed, subject to the completion of the acquisition of FEMSA’s beer operations, Mr. Jose Antonio Fernandez Carbajal as member of the Board of Directors of Heineken Holding N.V. and Heineken N.V. Supervisory Board, and Mr. Javier Astaburuaga Sanjines as second representative in the Heineken N.V. Supervisory Board.

April 26, 2010

CONFERENCE CALL INFORMATION:

Our First Quarter Conference Call will be held on: Monday April 26, 2010, 4:00 PM Eastern Time (3:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1 888) 481-2845 International: (1 719) 325-2133. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at March 31, 2010, which was 12.3005 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow.

April 26, 2010

FEMSA
Consolidated Income Statement
Millions of Pesos
For the first quarter of:

	2010(A)	% of rev.	2009(A)	% of rev.	% Increase
Total revenues	46,132	100.0	43,445	100.0	6.2
Cost of sales	25,684	55.7	24,144	55.6	6.4
Gross profit	20,448	44.3	19,301	44.4	5.9
Administrative expenses	2,492	5.4	2,378	5.5	4.8
Selling expenses	12,684	27.5	12,121	27.8	4.6
Operating expenses	15,176	32.9	14,499	33.3	4.7
Income from operations	5,272	11.4	4,802	11.1	9.8
Other expenses	(141)		(518)		(72.8)
Interest expense	(1,140)		(1,486)		(23.3)
Interest income	161		115		40.0
Interest expense, net	(979)		(1,371)		(28.6)
Foreign exchange (loss) gain	(253)		(430)		(41.1)
(Loss) gain on monetary position	145		85		70.6
Gain (loss) on financial instrument(1)	186		(198)		N.S.
Integral result of financing	(901)		(1,914)		(52.9)
Income before income tax	4,230		2,370		78.4
Income tax	(1,138)		(879)		29.4
Net income	3,092		1,491		N.S.
Controlling income	1,988		804		N.S.
Non controlling income	1,104		687		60.7

(A) Average Mexican Pesos of each year.

EBITDA & CAPEX
Income from operations	5,272	11.4	4,802	11.1	9.8
Depreciation	1,365	3.0	1,381	3.2	(1.1)
Amortization & other(2)	1,178	2.5	1,127	2.5	4.5
EBITDA	7,815	16.9	7,310	16.8	6.9
CAPEX	2,230		2,233		(0.1)

FINANCIAL RATIOS	2010		2009		Var. p.p.
Liquidity(3)	1.38		0.88		0.50
Interest coverage(4)	7.98		5.33		2.65
Leverage(5)	0.80		0.96		(0.16)
Capitalization(6)	29.77%		36.68%		(6.91)

(1) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes.
(2) Includes returnable bottle breakage expense.
(3) Total current assets / total current liabilities.
(4) Income from operations + depreciation + amortization & other / interest expense, net.
(5) Total liabilities / total stockholders' equity.
(6) Total debt / long-term debt + stockholders' equity.
 Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

April 26, 2010

FEMSA
Consolidated Balance Sheet
Millions of Pesos
As of March 31:

ASSETS	2010(A)	2009(A)	% Increase
Cash and cash equivalents	21,622	12,809	68.8
Accounts receivable	9,921	9,124	8.7
Inventories	14,187	12,782	11.0
Other current assets	5,580	6,724	(17.0)
Total current assets	51,310	41,439	23.8
Property, plant and equipment, net	66,196	66,166	0.0
Intangible assets(1)	69,755	66,951	4.2
Other assets	19,833	15,337	29.3
TOTAL ASSETS	207,094	189,893	9.1

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,351	7,640	(56.1)
Current maturities long-term debt	3,052	7,854	(61.1)
Interest payable	259	304	(14.8)
Operating liabilities	30,408	31,097	(2.2)
Total current liabilities	37,070	46,895	(21.0)
Long-term debt (2)	39,752	31,606	25.8
Labor liabilities	3,402	3,003	13.3
Other liabilities	11,595	11,593	0.0
Total liabilities	91,819	93,097	(1.4)
Total stockholders’ equity	115,275	96,796	19.1
LIABILITIES AND STOCKHOLDERS’ EQUITY	207,094	189,893	9.1

(A) Mexican Pesos for the end of each year.
(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes.

	March 31, 2010
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	33,501	72.6%	7.8%
Dollars	10,787	23.4%	3.9%
Colombian pesos	490	1.1%	5.0%
Argentinan pesos	1,151	2.4%	19.7%
Venezuelan bolivars	226	0.5%	17.1%
Total debt	46,155	100.0%	7.3%

Fixed rate(1)	25,721	55.7%
Variable rate(1)	20,434	44.3%

% of Total Debt	2010	2011	2012	2013	2014	2015	2016+
DEBT MATURITY PROFILE	13.0%	17.0%	25.9%	16.1%	3.0%	6.1%	18.9%

(1) Includes the effect of interest rate swaps.

April 26, 2010

Coca-Cola FEMSA
Results of Operations
Millions of Pesos
For the first quarter of:

	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase
Total revenues	23,595	100.0	22,526	100.0	4.7
Cost of sales	12,880	54.6	12,083	53.6	6.6
Gross profit	10,715	45.4	10,443	46.4	2.6
Administrative expenses	1,037	4.4	1,057	4.7	(1.9)
Selling expenses	6,160	26.1	6,081	27.0	1.3
Operating expenses	7,197	30.5	7,138	31.7	0.8
Income from operations	3,518	14.9	3,305	14.7	6.4
Depreciation	639	2.7	708	3.1	(9.7)
Amortization & other	319	1.4	261	1.2	22.2
EBITDA	4,476	19.0	4,274	19.0	4.7
Capital expenditures	934		710		31.5

(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	271.3	46.0	272.4	49.1	(0.4)
Latincentro	153.3	26.0	132.7	23.9	15.5
Mercosur	164.8	28.0	149.1	26.9	10.5
Total	589.4	100.0	554.2	100.0	6.3

April 26, 2010

FEMSA Cerveza
Results of Operations
Millions of Pesos
For the first quarter of:

	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase
Sales:
Mexico	6,581	63.1	6,377	63.4	3.2
Brazil	2,014	19.3	1,662	16.5	21.2
Export	989	9.5	1,098	11.0	(9.9)
Beer sales	9,584	91.9	9,137	90.9	4.9
Other revenues	849	8.1	917	9.1	(7.4)
Total revenues	10,433	100.0	10,054	100.0	3.8
Cost of sales	5,230	50.1	5,108	50.8	2.4
Gross profit	5,203	49.9	4,946	49.2	5.2
Administrative expenses	1,047	10.0	969	9.6	8.0
Selling expenses	3,269	31.4	3,190	31.8	2.5
Operating expenses	4,316	41.4	4,159	41.4	3.8
Income from operations	887	8.5	787	7.8	12.7
Depreciation	470	4.5	455	4.5	3.3
Amortization & other	689	6.6	710	7.1	(3.0)
EBITDA	2,046	19.6	1,952	19.4	4.8
Capital expenditures	702		1,037		(32.3)

(A) Average Mexican Pesos of each year.

Sales volumes
(Thousand hectoliters)
Mexico	5,523.4	61.2	5,877.7	64.5	(6.0)
Brazil	2,705.5	30.0	2,451.4	26.9	10.4
Exports	792.3	8.8	786.1	8.6	0.8
Total	9,021.2	100.0	9,115.2	100.0	(1.0)

Price per hectoliter
Mexico	1,191.5		1,084.9		9.8
Brazil	744.4		678.0		9.8
Exports	1,248.2		1,396.8		(10.6)
Total	1,062.4		1,002.4		6.0

Price per hectoliter in local currency
Brazil (Brazilian Real)	104.8		109.1		(3.9)
Exports (USD)	97.8		96.6		1.3

April 26, 2010

FEMSA Comercio
Results of Operations
Millions of Pesos
For the first quarter of:

	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase
Total revenues	13,485	100.0	11,801	100.0	14.3
Cost of sales	9,308	69.0	8,246	69.9	12.9
Gross profit	4,177	31.0	3,555	30.1	17.5
Administrative expenses	269	2.0	225	1.9	19.6
Selling expenses	3,289	24.4	2,849	24.1	15.4
Operating expenses	3,558	26.4	3,074	26.0	15.7
Income from operations	619	4.6	481	4.1	28.7
Depreciation	233	1.7	196	1.7	18.9
Amortization & other	140	1.1	126	1.0	11.1
EBITDA	992	7.4	803	6.8	23.5
Capital expenditures	594		497		19.5

(A) Average Mexican Pesos of each year.

Information of OXXO Stores
Total stores	7,492		6,542		14.5
Net new convenience stores
vs. March prior year	950		906		4.9
vs December prior year	158		168		(6.0)
Same store data: (1)
Sales (thousands of pesos)	579.0		562.0		3.0
Traffic (thousands of transaccions)	23.7		23.2		2.2
Ticket (pesos)	24.4		24.3		0.4
(1) Monthly average information per store, considering same stores with at least 13 months of operations.

April 26, 2010

The data presented herein is included solely for illustrative purposes. The purpose of this exercise is to show how the FEMSA operations would be reported on a consolidated basis excluding the beer business “Cerveza”. The “FEMSA excluding Cerveza”, do not include any favorable or adverse effect that may arise from the Transaction or from efficiencies in the use of cash, reduction of debt, or operative synergies that may be accomplished. FEMSA expects that the report the second quarter of 2010, will exclude Cerveza business unit and incorporating Heineken as equity income in our results.

FEMSA Ex/CERVEZA
Consolidated Income Statement
Millions of Pesos
For the first quarter of:

	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase
Total revenues	38,116	100.0	35,400	100.0	7.7
Cost of sales	22,637	59.4	20,846	58.9	8.6
Gross profit	15,479	40.6	14,554	41.1	6.4
Administrative expenses	1,690	4.4	1,633	4.6	3.5
Selling expenses	9,428	24.8	8,942	25.3	5.4
Operating expenses	11,118	29.2	10,575	29.9	5.1
Income from operations	4,361	11.4	3,979	11.2	9.6

(A) Average Mexican Pesos of each year.

EBITDA & CAPEX
Income from operations	4,361	11.4	3,979	11.2	9.6
Depreciation	900	2.4	930	2.6	(3.2)
Amortization & other(1)	491	1.3	421	1.3	16.6
EBITDA	5,752	15.1	5,330	15.1	7.9
CAPEX	1,542		1,208		27.6

(1) Includes returnable bottle breakage expense.

April 26, 2010

FEMSA
Macroeconomic Information

			Exchange Rate
	Inflation		as of March 31, 2010		as of March 31, 2009
		March 09 -
	1Q 2010	March 10	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	2.40%	4.96%	12.46	1.0000	14.33	1.0000
Colombia	1.78%	1.83%	1,928.59	0.0065	2,561.21	0.0056
Venezuela	5.80%	26.22%	4.30	2.8986	2.15	6.6659
Brazil	2.31%	5.30%	1.78	6.9983	2.32	6.1903
Argentina	3.47%	9.66%	3.88	3.2140	3.72	3.8526

April 26, 2010

2010 FIRST-QUARTER RESULTS

	First Quarter
	2010	2009	Δ%
Total Revenues	23,595	22,526	4.7%
Gross Profit	10,715	10,443	2.6%
Operating Income	3,518	3,305	6.4%
Net Controlling Interest Income	2,110	1,327	59.0%
EBITDA(1)	4,476	4,274	4.7%
Net Debt (2)	4,473	5,971	-25.1%
(3) EBITDA/ Interest Expense, net	14.98	9.06
(3) EBITDA/ Interest Expense	12.26	7.63
(3) Earnings per Share	5.04	2.87
Capitalization(4)	22.8%	20.2%

Expressed in millions of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 8 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + stockholders' equity)

 Total revenues reached Ps. 23,595 million in the first quarter of 2010, an increase of 4.7% compared to the first quarter of 2009, mainly driven by double-digit total revenue growth in our Mercosur division. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues grew approximately 19%.

 Consolidated operating income grew 6.4% to Ps. 3,518 million for the first quarter of 2010, mainly driven by double-digit operating income growth recorded in our Mercosur and Latincentro divisions. Our operating margin reached 14.9% for the first quarter of 2010.

 Consolidated net controlling interest income increased 59.0% to Ps. 2,110 million in the first quarter of 2010, mainly reflecting a more favorable comprehensive financing result in combination with higher operating income, resulting in earnings per share of Ps. 1.14 in the first quarter of 2010.

Mexico City (April 22, 2010), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America in terms of sales volume, announces results for the first quarter of 2010.

"Our operations were able to deliver solid results for the quarter, growing revenues and EBITDA by approximately 19 and 17 percent, respectively, on a currency neutral basis. We continued to benefit from the strong performance of our sparkling beverage portfolio, supported by a 6 percent growth of brand Coca-Cola across our territories. The still beverage category, driven mainly by the Jugos del Valle line of juice-based beverages, grew significantly in our Latincentro and Mercosur divisions. Additionally, we benefited from the integration of the Brisa water business in Colombia. Our Company is in a very strong financial position and we believe that we are taking the right steps to constantly develop new capabilities that allow us to maximize the potential of our business and capture the value of learning." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

April 22, 2010	Page 13

CONSOLIDATED RESULTS

Our consolidated total revenues increased 4.7% to Ps. 23,595 million in the first quarter of 2010, compared to the first quarter of 2009 despite a negative currency translation effect, mainly due to the devaluation of the Venezuelan bolivar (Refer to Recent Developments). On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues grew approximately 19%, driven by growth in both pricing and volumes.

Total sales volume increased 6.3% to reach 589.4 million unit cases in the first quarter of 2010 as compared to the same period in 2009 as a result of (i) increases in sparkling beverages across our divisions, mainly due to a 6% increase in the Coca-Cola brand, accounting for more than 65% of incremental volumes, (ii) our bottled water business, driven by the acquisition of Brisa in Colombia, representing less than 20%, and (iii) still beverages sales volume, supported by the Jugos del Valle line of business across our territories, accounting for approximately 15% of incremental sales volume. Excluding Brisa, total sales volume increased 4.1%.

Our gross profit increased 2.6% to Ps. 10,715 million in the first quarter of 2010, compared to the first quarter of 2009. Cost of goods sold increased 6.6%, mainly driven by higher year-over-year sweetener costs, which were partially offset by the appreciation of the Colombian peso(1), the Brazilian real(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 45.4% in the first quarter of 2010 as compared to 46.4% in the same period in 2009.

Our consolidated operating income increased 6.4% to Ps. 3,518 million in the first quarter of 2010, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Operating expenses grew 0.8% in the first quarter of 2010, mainly as a result of (i) continued marketing expenses in the Latincentro division, due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America, (ii) higher labor costs in Venezuela and (iii) higher labor and freight costs in Argentina. Our operating margin was 14.9% in the first quarter of 2010, an expansion of 20 basis points compared to the same period in 2009.

During the first quarter of 2010, we recorded Ps. 156 million in the other expense line. These expenses mainly reflected the recording of employee profit sharing.

Our comprehensive financing result in the first quarter of 2010 recorded an expense of Ps. 179 million as compared to an expense of Ps. 938 million in the same period of 2009, mainly driven by the quarterly appreciation of the Mexican peso as applied to a lower U.S. dollar-denominated net debt position and lower net interest expenses.

During the first quarter of 2010, income tax, as a percentage of income before taxes, was 29.8% compared to 30.7% in the same period of 2009.

Our consolidated net controlling interest income(2) increased by 59.0% to Ps. 2,110 million in the first quarter of 2010 as compared to the first quarter of 2009, mainly as a result of a more favorable comprehensive financing result in combination with higher operating income. Earnings per share (EPS) in the first quarter of 2010 were Ps. 1.14 (Ps. 11.43 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares)

(1) See page 13 for average and end of period exchange rates for the first quarter.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

April 22, 2010	Page 14

BALANCE SHEET

As of March 31, 2010, we had a cash balance of Ps. 14,681 million, including US$ 749 million denominated in U.S. dollars, an increase of Ps. 4,727 million compared to December 31, 2009, as a result of cash generated by our operations and unused cash reserves from new financing during the year.

As of March 31, 2010, total short-term debt was Ps. 2,586 million and long-term debt was Ps. 16,568 million. Total debt increased by Ps. 3,229 million compared with year-end 2009 mainly due to the issuance of a Yankee Bond in the amount of US$ 500 million, net of the maturity of a Certificado Bursátil in the amount of Ps. 2,000 million, both during February of 2010. Net debt decreased Ps. 1,498 million compared to year-end 2009, mainly as a result of cash generated during the quarter. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 854 million. (1)

The weighted average cost of debt for the quarter was 5.8%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2010:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	35.4%	39.2%
U.S. dollars	54.8%	3.0%
Colombian pesos	2.6%	100.0%
Venezuelan bolivars	1.2%	0.0%
Argentine pesos	6.0%	5.8%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2010	2011	2012	2013	2014	2015 +
% of Total Debt	11.7%	3.0%	20.7%	10.0%	7.3%	47.3%

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of March 31, 2010
Mar-10
Ps.
Income before taxes	3,183
Non cash charges to net income	1,169
4,352
Change in working capital	(1,239)
Resources Generated by Operating Activities	3,113
Investments	(957)
Debt increase	4,058
Other	(265)
Increase in cash and cash equivalents	5,949
Cash and cash equivalents at begining of period	7,841
Translation Effect	(607)
Cash and cash equivalents at end of period	13,183
Marketable securities	1,498
Cash, cash equivalents and marketable securities at end of period	14,681

April 22, 2010	Page 15

MEXICO DIVISION OPERATING RESULTS

Revenues
Total revenues from our Mexico division increased 2.0% to Ps. 8,305 million in the first quarter of 2010, as compared to the same period in 2009. Increased average price per unit case accounted for incremental revenues during the quarter. Average price per unit case reached Ps. 30.55, an increase of 2.6%, as compared to the first quarter of 2009, reflecting higher volumes from the Coca-Cola brand, which carries higher average price per unit case and selective price increases implemented during the quarter. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 35.50, a 1.0% increase as compared to the same period in 2009.

Total sales volume decreased 0.4% to 271.3 million unit cases in the first quarter of 2010, as compared to the first quarter of 2009. The Coca-Cola brand in multi-serve and single-serve presentations grew 3%, driving an increase in sparkling beverages; and the still beverage category grew 6% mainly driven by the Jugos del Valle product line.  These increases were offset by a 9% volume decline in our bottled water business, including bulk water.

Operating Income

Our gross profit decreased 1.8% to Ps. 4,004 million in the first quarter of 2010 as compared to the same period in 2009. Cost of goods sold increased 5.8% as a result of higher sweetener costs, which were partially offset by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin decreased from 50.1% in the first quarter of 2009 to 48.2% in the same period of 2010.

Operating income decreased 16.6% to Ps. 1,112 million in the first quarter of 2010, compared to Ps. 1,334 million in the same period of 2009. Operating expenses grew 5.4% mainly due to continued marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 13.4% in the first quarter of 2010, compared to 16.4% in the same period of 2009.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 22, 2010	Page 16

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 7,384 million in the first quarter of 2010, a decrease of 8.3% as compared to the same period of 2009 due to a negative currency translation effect, mainly as a result of the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 36% due to pricing initiatives across the division and volume growth in Colombia and Central America.

Total sales volume in our Latincentro division increased 15.5% to 153.3 million unit cases in the first quarter of 2010 as compared to the same period of 2009. Volume growth resulted from (i) incremental water volumes, driven by the consolidation of the Brisa water business in Colombia, contributing approximately 55% of incremental volumes, (ii) a 7% increase in sparkling beverages across the division, mainly driven by an 8% increase in the Coca-Cola brand, representing approximately 40% of incremental volumes and (iii) the strong performance of the Jugos del Valle line of business in Colombia and Central America, representing the balance. Excluding the acquisition of Brisa in Colombia, the divisions’ total volumes would have grown 6.1%.

Operating Income

Gross profit reached Ps. 3,381 million, a decrease of 7.9% in the first quarter of 2010, as compared to the same period of 2009. Cost of goods sold decreased 8.5% due to a negative currency translation effect, mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, cost of goods sold increased mainly driven by higher year-over-year sweetener costs across the division, which were partially compensated by the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin expanded 20 basis points to 45.8% in the first quarter of 2010.

Our operating income increased 17.8% to Ps. 1,230 million in the first quarter of 2010, compared to the first quarter of 2009. Operating expenses decreased 18.2% due to a negative currency translation effect, mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew as a result of continued marketing expenses, mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America; and higher labor costs in Venezuela. Our operating margin reached 16.7% in the first quarter of 2010, resulting in a 370 basis points expansion.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 22, 2010	Page 17

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 24.8% to Ps. 7,906 million in the first quarter of 2010, as compared to the same period of 2009. Excluding beer, which accounted for Ps. 763 million during the quarter, revenues increased 24.6% to Ps. 7,143 million. Higher average prices per unit case and volume growth accounted for approximately 70% of incremental revenues and a positive currency translation effect, resulting from the depreciation of the Mexican peso against the Brazilian real,(1) represented approximately 30% of incremental revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 17%.

Total sales volume in our Mercosur division increased 10.5% to 164.8 million unit cases in the first quarter of 2010 as compared to the same period of 2009. Volume growth was a result of (i) 9% growth in sparkling beverages, driven by a 15% increase in the Coca-Cola brand in Brazil, accounting for approximately 75% of incremental volumes (ii) 60% growth in the still beverage category, driven by flavored water in Argentina and the Jugos del Valle line of business in Brazil, contributing close to 20% of incremental volumes, and (iii) a 15% increase in our bottled water category, representing the balance.

Operating Income

In the first quarter of 2010, our gross profit increased 23.6% to Ps. 3,330 million, as compared to the same period in 2009. Cost of goods sold increased 25.6% mainly due to higher cost of sweetener in the division which was partially compensated by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material cost. Gross margin in the Mercosur division decreased 40 basis points to 42.1% in the first quarter of 2010.

Operating income increased 26.9%, reaching Ps. 1,176 million in the first quarter of 2010, as compared to Ps. 927 million in the same period of 2009. Operating expenses increased 21.9% mainly driven by higher labor and freight costs in Argentina. Our operating margin was 14.9% in the first quarter of 2010, an increase of 30 basis points as compared to the first quarter of 2009.

(1) See page 13 for average and end of period exchange rates for the first quarter.

April 22, 2010	Page 18

RECENT DEVELOPEMENTS

•
The exchange rate used to translate the financial statements from our Venezuelan subsidiary to our reporting currency, the Mexican peso, is 4.30 bolivars per US dollar. Previously, the financial statements from our Venezuelan subsidiary were translated using the exchange rate of 2.15 bolivars per US dollar.

•
On April 14, 2010 – Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2009, the declaration of dividends corresponding to fiscal year 2009 and the composition of the Board of Directors and Committees for 2010. Shareholders approved the payment of a cash dividend in the amount of approximately Ps. 2,604 million. The dividend will be paid as of April 26, 2010, in the amount of Ps. 1.41 per each ordinary share, equivalent to Ps. 14.10 per ADS. In addition, shareholders approved the sum of Ps. 400 million as the maximum amount that can potentially be used for the share repurchase program during 2010.

•
On April 14, 2010 – Coca-Cola FEMSA held an Extraordinary Shareholders Meeting during which its shareholders approved the amendment to the Company’s by-laws to reflect changes to the shareholder agreement between subsidiaries of The Coca-Cola Company and subsidiaries of Fomento Económico Mexicano, S.A.B. de C.V.. The main purpose of the amendment is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, and that the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA shall only require a simple majority vote of the board of directors. Decisions related to extraordinary matters (such as business acquisitions or combinations, among others) shall continue requiring the vote of the majority of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company.

•
On April 16, 2010, we fully paid the Ps. 1,000 million 7 year Certificado Bursátil (KOF 03-3), issued on April 25, 2003. This maturity was paid down with the proceeds of the February 2010 Yankee Bond issuance and will be reflected on our balance sheet on the second quarter of 2010.

CONFERENCE CALL INFORMATION

Our first-quarter 2010 Conference Call will be held on: April 22, 2010, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through April 29, 2010. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 47320266.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

April 22, 2010	Page 19

Expressed in millions of Mexican pesos(1)

	1Q 10	% Rev	1Q 09	% Rev	Δ%
Volume (million unit cases) (2)	589.4		554.2		6.3%
Average price per unit case (2)	38.54		39.29		-1.9%
Net revenues	23,476		22,386		4.9%
Other operating revenues	119		140		-15.0%
Total revenues	23,595	100%	22,526	100%	4.7%
Cost of goods sold	12,880	54.6%	12,083	53.6%	6.6%
Gross profit	10,715	45.4%	10,443	46.4%	2.6%
Operating expenses	7,197	30.5%	7,138	31.7%	0.8%
Operating income	3,518	14.9%	3,305	14.7%	6.4%
Other expenses, net	156		330		-52.7%
Interest expense	370		637		-41.9%
Interest income	81		71		14.1%
Interest expense, net	289		566		-48.9%
Foreign exchange loss	170		367		-53.7%
Gain on monetary position in Inflationary subsidiries	(146)		(86)		69.8%
Market value (gain) loss on ineffective portion of
derivative instruments	(134)		91		-247.3%
Comprehensive financing result	179		938		-80.9%
Income before taxes	3,183		2,037		56.3%
Income taxes	950		626		51.8%
Consolidated net income	2,233		1,411		58.3%
Net controlling interest income	2,110	8.9%	1,327	5.9%	59.0%
Net non-controlling interest income	123		84		46.4%
Operating income	3,518	14.9%	3,305	14.7%	6.4%
Depreciation	639		708		-9.7%
Amortization and other operative non-cash charges	319		261		22.2%
EBITDA (4)	4,476	19.0%	4,274	19.0%	4.7%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

April 22, 2010	Page 20

Consolidated Balance Sheet Expressed in millions of Mexican pesos.

Assets		Mar 10		Dec 09
Current Assets
Cash and cash equivalents	Ps.	13,183	Ps.	7,841
Marketable securities		1,498		2,113
Total accounts receivable		4,441		5,931
Inventories		4,591		5,002
Other current assets		2,097		2,752
Total current assets		25,810		23,639
Property, plant and equipment
Property, plant and equipment		52,483		58,640
Accumulated depreciation		(24,094)		(27,397)
Total property, plant and equipment, net		28,389		31,243
Other non-current assets		53,546		55,779
Total Assets	Ps.	107,745	Ps.	110,661

Liabilities and Sharekholders' Equity		Mar 10		Dec 09
Current Liabilities
Short-term bank loans and notes	Ps.	2,586	Ps.	5,427
Suppliers		8,089		9,368
Other current liabilities		6,249		8,653
Total Current Liabilities		16,924		23,448
Long-term bank loans		16,568		10,498
Other long-term liabilities		6,700		8,243
Total Liabilities		40,192		42,189
Shareholders' Equity
Non-controlling interest		2,404		2,296
Total controlling interest		65,149		66,176
Total shareholders' equity		67,553		68,472
Total Liabilities and Equity	Ps.	107,745	Ps.	110,661

As a result of the devaluation of the Venezuelan bolivar, the balance sheet of our Venezuelan subsidiary reflects a reduction, which originates a decrease of the shareholder’s equity by an amount of Ps. 3,700 million.

As of January 1, 2010, in accordance with Mexican Financial Reporting Standards, restricted cash is presented as part of other current assets (previously presented as part of cash and cash equivalents). December 2009 figures reflect this change for comparison purposes.

April 22, 2010	Page 21

Mexico Division Expressed in millions of Mexican pesos(1)

	1Q 10	% Rev	1Q 09	% Rev	Δ%
Volume (million unit cases)	271.3		272.4		-0.4%
Average price per unit case	30.55		29.78		2.6%
Net revenues	8,287		8,110		2.2%
Other operating revenues	18		31		-41.9%
Total revenues	8,305	100.0%	8,141	100.0%	2.0%
Cost of goods sold	4,301	51.8%	4,064	49.9%	5.8%
Gross profit	4,004	48.2%	4,077	50.1%	-1.8%
Operating expenses	2,892	34.8%	2,743	33.7%	5.4%
Operating income	1,112	13.4%	1,334	16.4%	-16.6%
Depreciation, amortization & other operative non-cash charges	454	5.5%	432	5.3%	5.1%
EBITDA (2)	1,566	18.9%	1,766	21.7%	-11.3%

(1)	Except volume and average price per unit case figures.
(2)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division Expressed in millions of Mexican pesos(1)

	1Q 10	% Rev	1Q 09	% Rev	Δ%
Volume (million unit cases)	153.3		132.7		15.5%
Average price per unit Case	48.12		60.63		-20.6%
Net revenues	7,377		8,046		-8.3%
Other operating revenues	7		3		133.3%
Total revenues	7,384	100.0%	8,049	100.0%	-8.3%
Cost of goods sold	4,003	54.2%	4,377	54.4%	-8.5%
Gross profit	3,381	45.8%	3,672	45.6%	-7.9%
Operating expenses	2,151	29.1%	2,628	32.7%	-18.2%
Operating income	1,230	16.7%	1,044	13.0%	17.8%
Depreciation, amortization & other operative non-cash charges	326	4.4%	327	4.1%	-0.3%
EBITDA (2)	1,556	21.1%	1,371	17.0%	13.5%

(1)	Except volume and average price per unit case figures.
(2)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2009, we integrated Brisa in the operations of Colombia.

April 22, 2010	Page 22

Mercosur Division Expressed in millions of Mexican pesos(1) Financial figures include beer results

	1Q 10	% Rev	1Q 09	% Rev	Δ%
Volume (million unit cases) (2)	164.8		149.1		10.5%
Average price per unit case (2)	42.77		37.71		13.4%
Net revenues	7,812		6,230		25.4%
Other operating revenues	94		106		-11.3%
Total revenues	7,906	100.0%	6,336	100.0%	24.8%
Cost of goods sold	4,576	57.9%	3,642	57.5%	25.6%
Gross profit	3,330	42.1%	2,694	42.5%	23.6%
Operating expenses	2,154	27.2%	1,767	27.9%	21.9%
Operating income	1,176	14.9%	927	14.6%	26.9%
Depreciation, Amortization & Other operative non-cash charges	178	2.3%	210	3.3%	-15.2%
EBITDA (3)	1,354	17.1%	1,137	17.9%	19.1%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

April 22, 2010	Page 23

SELECTED INFORMATION

For the three months ended March 31, 2010 and 2009

Expressed in millions of Mexican pesos.

	1Q 10		1Q 09
Capex	939.3	Capex	710.3
Depreciation	639.0	Depreciation	708.0
Amortization & Other non-cash charges	319.0	Amortization & Other non-cash charges	261.0

VOLUME
Expressed in million unit cases

	1Q 10					1Q 09
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	199.7	11.0	45.5	15.1	271.3	196.1	14.9	47.1	14.3	272.4
Central America	29.9	1.7	0.11	2.9	34.6	27.0	1.5	-	2.4	30.9
Colombia	45.2	6.8	7.9	4.5	64.4	40.4	2.3	2.3	3.6	48.6
Venezuela	49.6	3.1	0.35	1.2	54.3	49.0	2.0	0.64	1.6	53.2
Latincentro	124.7	11.6	8.4	8.6	153.3	116.4	5.8	2.9	7.6	132.7
Brazil	106.8	6.5	0.77	3.8	117.9	93.8	5.6	0.63	3.0	103.0
Argentina	42.2	0.3	0.29	4.1	46.9	42.9	0.4	0.16	2.6	46.1
Mercosur	149.0	6.8	1.06	7.9	164.8	136.7	6.0	0.79	5.6	149.1
Total	473.5	29.4	54.9	31.6	589.4	449.2	26.7	50.8	27.5	554.2

(1)	Excludes water presentations larger than 5.0 Lt
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3)	Still Beverages include flavored water

•	Volume of Colombia, Latincentro division, and Consolidated includes three months of Brisa’s operation, accounting for 12.5 million unit cases.

April 22, 2010	Page 24

March 2010
Macroeconomic Information

		Inflation (1)
	LTM	1Q 10	YTD

Mexico	4.96%	2.40%	1.03%
Colombia	1.83%	1.78%	1.94%
Venezuela	26.22%	5.80%	4.81%
Brazil	5.30%	2.31%	1.15%
Argentina	9.66%	3.47%	1.61%

(1)	Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)
	1Q 10	1Q 09	r%

Mexico	12.7997	14.3623	-10.9%
Guatemala	8.1855	7.9545	2.9%
Nicaragua	20.9678	19.9693	5.0%
Costa Rica	556.9514	566.4632	-1.7%
Panama	1.0000	1.0000	0.0%
Colombia	1,948.0475	2,411.8284	-19.2%
Venezuela	4.1613	2.1500	93.5%
Brazil	1.8024	2.3113	-22.0%
Argentina	3.8390	3.5432	8.3%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Mar 10	Mar 09	r%

Mexico	12.4640	14.3317	-13.0%
Guatemala	7.9861	8.1135	-1.6%
Nicaragua	21.0927	20.0883	5.0%
Costa Rica	528.7800	568.3500	-7.0%
Panama	1.0000	1.0000	0.0%
Colombia	1,928.5900	2,561.2100	-24.7%
Venezuela	4.3000	2.1500	100.0%
Brazil	1.7810	2.3152	-23.1%
Argentina	3.8780	3.7200	4.2%

April 22, 2010	Page 25